UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 25, 2012**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 25, 2012, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2012. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

      (c) Exhibits

         99   News release issued by Meredith Corporation dated October 25, 2012, reporting financial results for the first fiscal quarter ended September 30, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Vice President - Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: October 25, 2012

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated October 25, 2012, reporting financial results for the first fiscal quarter ended September 30, 2012.

Exhibit 99

<u>MEREDITH'S FISCAL 2013 FIRST QUARTER EARNINGS PER SHARE GROW 15 PERCENT</u>

<u>Local Media Group Delivers Record Revenue and Profit Performance</u>

<u>National Media Group Digital Advertising Revenues and Audience Both Double</u>

DES MOINES, IA (October 25, 2012) - Meredith Corporation (**NYSE: MDP; <u>www.meredith.com</u>**), the leading media and marketing company serving American women, today reported fiscal 2013 first quarter earnings per share increased 15 percent to $0.55, compared to $0.48 in the year-ago period. Revenues rose 8 percent to $354 million. Total Company advertising revenues increased 12 percent to $207 million.

Meredith delivered strong results during the first quarter of fiscal 2013 compared to the prior-year period:

- **Local Media Group revenues increased 26 percent and were a record high for a fiscal first quarter.** Non-political advertising revenues increased 5 percent - the 12th-straight quarter of year-over-year growth. Net political advertising revenues were $12 million, the highest ever for a fiscal first quarter. Operating profit grew 150 percent to $28 million, and the EBITDA margin was 39 percent, both record highs for a fiscal first quarter.

- **National Media Group revenues grew 3 percent.** Advertising revenues increased 7 percent, driven by the recent acquisitions of the Allrecipes.com, EveryDay with Rachael Ray and FamilyFun brands. Absent the recent acquisitions, advertising revenues decreased 9 percent. Circulation revenues grew 13 percent, and were unchanged excluding the recent acquisitions.

- **Total Company digital advertising revenues nearly doubled and reached a record quarterly high.** National Media Group digital advertising revenues increased nearly 115 percent, while Local Media Group digital advertising revenues rose more than 15 percent.

- **Consumer engagement strengthened across all of Meredith's media platforms.** Meredith magazine readership is at an all-time high of 116 million, while Meredith's local television stations delivered another strong ratings book in July. Additionally, total traffic to Meredith websites rose 90 percent to more than 35 million average monthly unique visitors.

"We delivered a strong start to fiscal 2013 as our Local Media Group delivered record-setting revenue and profit performance," said Meredith Chairman and CEO Stephen M. Lacy. "We're also very pleased with the growth of our digital businesses across the Company, as well as the significant progress made at integrating our recent acquisitions. We expect these and other strategic initiatives to deliver increased cash flow and returns to our shareholders over time."

Lacy noted that Meredith implemented its Total Shareholder Return (TSR) strategy exactly one year ago on October 25, 2011. Key elements of Meredith's TSR strategy include: (1) A current annual dividend of $1.53 per share; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to scale the business and increase shareholder value over time.

Since implementation of the Company's TSR strategy, Meredith's stock price increased nearly 40 percent, and its dividend yielded approximately 6 percent. That equates to a total return of nearly 45 percent to shareholders.

OPERATING DETAIL

<u>**LOCAL MEDIA GROUP**</u>

Meredith's Local Media Group - which consists of local television affiliates in many fast-growing markets and a video content creation unit that produces national broadcast and custom programming - delivered record performance during the first quarter of fiscal 2013.

Fiscal 2013 first quarter Local Media Group operating profit more than doubled to $28 million, and total revenues grew 26 percent to $87 million. All of Meredith's markets recorded growth in revenues and operating profit.

Looking more closely at advertising performance in the first quarter of fiscal 2013:

- Non-political revenues rose 5 percent to $62 million, the 12th-straight quarter of year-over-year gains. Performance was particularly strong at Meredith's stations in Las Vegas, Nashville, Atlanta, Portland and Kansas City.

- Political advertising revenues were $12 million, led by the Las Vegas and Hartford stations.

- Meredith Local Media Group's two largest advertising categories - automotive (+12 percent) and professional services (+6 percent) again experienced solid growth. Automotive advertising has now increased in 10 of the last 11 quarters, including five straight.

Meredith's connection with viewers also strengthened. Morning news ratings in Phoenix, Portland, OR, and Greenville, SC grew substantially in the July ratings book, and Portland's late news rating increased 45 percent.   Meredith renewed *The Better Show* - its nationally-syndicated daily women's lifestyle program - for a sixth consecutive season. This fall *The Better Show* is airing in 150 markets across the country, including 9 of the nation's Top 10.

"We are focused on keeping the momentum going in non-political advertising revenues, along with maximizing our political advertising opportunity this election cycle," said Local Media Group President Paul Karpowicz. "Our mission is to deliver great content to viewers across broadcast, digital and mobile media platforms. At the same time, we will continue to monetize the strength of our audience thanks to local over-the-air television's unique ability to deliver unmatched results for our advertising clients."

<u>**NATIONAL MEDIA GROUP**</u>

Meredith's National Media Group includes leading national consumer media brands delivered over multiple media platforms, brand licensing activities, and business-to-business marketing products and services. Meredith's National Media brands offer advertising and marketing clients access to 100 million unduplicated American women - a reach that is unmatched in the industry.

Meredith continues to execute on a series of strategic initiatives including growing market share of magazine advertising; expanding Meredith's digital footprint; and maximizing revenues not dependent on advertising.

Fiscal 2013 first quarter National Media Group revenues grew 3 percent to $267 million. Operating expenses increased 7 percent, however declined 7 percent excluding the recent acquisitions. Operating profit was $29 million, compared to $36 million in the year-ago period.

Looking more closely at advertising performance in the first quarter of fiscal 2013:

- Total advertising revenues grew 7 percent compared to the year-ago period. Excluding recent acquisitions, total advertising revenues declined 9 percent.

- The retail, media and entertainment, and pets categories were strong in Meredith's titles. The prescription drug category - challenged due to fewer new drug launches - remained weak, as expected.

- Meredith's share of total magazine advertising revenues grew to 10.9 percent from 10.3 percent, according to the most recent data by Publishers Information Bureau. The average net revenue per magazine page also increased approximately 5 percent.

- Digital advertising revenues grew nearly 115 percent, boosted by the addition of Allrecipes.com, which is performing ahead of Meredith's initial expectations. Excluding recent acquisitions, digital advertising revenues grew nearly 30 percent.

"We continue to take strategic steps to gain market share and deepen our relationships with advertisers," said National Media Group President Tom Harty. "These include developing multi-platform programs to meet client needs, and creating innovative sales programs - such as the Meredith Sales Guarantee. At the same time, our digital properties are setting record highs for audience scale and advertising revenues."

The Meredith Sales Guarantee demonstrates quantitatively that advertising in Meredith magazines will increase retail sales. Currently, 13 consumer brands are participating in the program, and Meredith recently announced an extension of the program to serve pharmaceutical brands.

Circulation revenues grew 13 percent compared to the year-ago period, and were unchanged excluding the recent acquisitions. Meredith generated approximately 1 million digital orders for print magazine subscriptions during the first quarter, up more than 40 percent from what was generated in the year-ago period.

Meredith's connection to consumers strengthened as well. Readership for Meredith's magazines stands at a record 116 million, according to the most recent data from Mediamark Research and Intelligence. Digital traffic more than doubled to a fiscal first quarter record, driven primarily by the acquisition of Allrecipes.com - along with aggressive digital marketing initiatives, including use of search engine optimization, social media and e-newsletters.

Other revenues were $59 million, compared to $68 million in the year-ago period. This was due primarily to performance at Meredith Xcelerated Marketing which, as previously communicated, has experienced reductions in programs from certain clients. However, the pipeline for new business is strong. Notably, Meredith Xcelerated Marketing recently secured several new accounts - including Hallmark and Health Alliance - along with expansions of its significant business with Kraft and the National Educational Association.

OTHER FINANCIAL INFORMATION

On October 25, 2011, Meredith initiated its Total Shareholder Return strategy. Key elements include: (1) A current annual dividend of $1.53 per share; (2) A $100 million share repurchase program; and (3) Ongoing strategic investments to scale the business and increase shareholder value over time.

Consistent with its TSR strategy, Meredith repurchased 530,000 shares of Company stock in the first quarter of fiscal 2013. At September 30, 2012, $70 million remained under the current repurchase authorization.

Total debt was $405 million at September 30, 2012. Meredith's debt-to-EBITDA ratio was 1.6 to 1 for the 12 months ended September 30, 2012, and the weighted average interest rate was 3.3 percent at September 30, 2012. Meredith recently completed the extension of its two revolving credit facilities: A $150 million unsecured revolving line of credit facility for a new five-year term; and a $100 million asset-backed revolving bank facility for a new two-year term. Both were renewed at lower rates than the previous facilities.

Fiscal 2013 first quarter total Company expenses increased 7 percent compared to the prior-year quarter, however declined 4 percent excluding the recent acquisitions - reflecting ongoing cost-management initiatives. As a result, Meredith's operating profit margin increased more than a full percentage point.

Cash flow from operations increased in the first quarter of fiscal 2013 compared to the year-ago period, and totaled approximately $190 million for the 12 months ended September 30, 2012.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings.

OUTLOOK

Meredith expects fiscal 2013 second quarter earnings per share to range from $0.80 to $0.85. Looking more closely at the second quarter of fiscal 2013 compared to the year-ago period:

- Total company advertising revenues are expected to increase in the high teens.

- Local Media Group advertising revenues are expected to be up more than 20 percent. This includes expected political advertising revenues of between $18 million and $20 million. Non-political advertising revenues are expected to be flat to down slightly, reflecting strong political advertising revenues.

- National Media Group advertising revenues are expected to be up in the mid-teens including recent acquisitions, and down in the mid-single digits excluding recent acquisitions.

Meredith continues to expect fiscal 2013 earnings per share to range from $2.60 to $2.95.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the second quarter and full year fiscal 2013. These and other uncertainties are referenced below under "Safe Harbor" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on October 25, 2012 at 11 a.m. EDT to discuss fiscal 2013 first quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate the performance of the Company. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Meredith does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because they include certain contractual and non-discretionary expenditures.

Results excluding recent acquisitions (Allrecipes.com, EveryDay with Rachael Ray and FamilyFun) are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and will be made available at www.meredith.com.

SAFE HARBOR

This release contains certain forward-looking statements that are subject to risks and uncertainties. These statements are based on management's current knowledge and estimates of factors affecting the Company and its operations. Statements in this announcement that are forward-looking include, but are not limited to, the statements regarding advertising revenues, along with the Company's revenue and earnings per share outlook for the second quarter and full year fiscal 2013.

Actual results may differ materially from those currently anticipated. Factors that could adversely affect future results include, but are not limited to, downturns in national and/or local economies; a softening of the domestic advertising market; world, national or local events that could disrupt broadcast television; increased consolidation among major advertisers or other events depressing the level of advertising spending; the unexpected loss or insolvency of one or more major clients; the integration of acquired businesses; changes in consumer reading, purchasing and/or television viewing patterns; increases in paper, postage, printing, syndicated programming or other costs; changes in television network affiliation agreements; technological developments affecting products or methods of distribution; changes in government regulations affecting the Company's industries; increases in interest rates; and the consequences of acquisitions and/or dispositions. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** is the leading media and marketing company serving American women. Meredith features multiple well-known national brands - including Better Homes and Gardens, Parents, Family Circle, Allrecipes.com, Ladies' Home Journal, Fitness, More, American Baby, EveryDay with Rachael Ray and FamilyFun - along with local television brands in fast-growing markets. Meredith is the industry leader in creating content in key consumer interest areas such as home, family, food, health and wellness and self-development. Meredith uses multiple distribution platforms - including print, television, digital, mobile, tablets, and video - to give consumers content they desire and to deliver the messages of its advertising and marketing partners.

Additionally, Meredith uses its many assets to create powerful custom marketing solutions for many of the nation's top brands and companies. Meredith Xcelerated Marketing has significantly added to its capabilities in recent years through the acquisition of cutting-edge companies in digital, mobile, social, healthcare, database, and international marketing.

A hallmark of Meredith's business model and financial profile is its ability to consistently generate substantial free cash flow by leveraging the strength of its multi-platform portfolio. Meredith is committed to increasing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith has paid a dividend for 65 straight years and increased its dividend for 19 consecutive years. Meredith currently pays an annual dividend of $1.53 per share, resulting in a dividend yield of approximately 4 percent.

-- # # # # --

Shareholder/Financial Analyst Contact:
Mike Lovell
Director of Investor Relations
Phone: (515) 284-3622
E-mail: Mike.Lovell@Meredith.com

Media Contact:
Art Slusark
Vice President/Corporate Communications
Phone: (515) 284-3404
E-mail: Art.Slusark@Meredith.com

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

Three months ended September 30,		2012		2011
(In thousands except per share data)				
Revenues				
Advertising	$	207,122	$	184,317
Circulation		75,489		66,589
All other		71,546		77,003
Total revenues		354,157		327,909
Operating expenses				
Production, distribution, and editorial		140,611		136,885
Selling, general, and administrative		156,314		142,971
Depreciation and amortization		11,927		9,832
Total operating expenses		308,852		289,688
Income from operations		45,305		38,221
Interest expense, net		(3,686)		(2,719)
Earnings before income taxes		41,619		35,502
Income taxes		(16,764)		(13,875)
Net earnings	$	24,855	$	21,627
Basic earnings per share	$	0.56	$	0.48
Basic average shares outstanding		44,494		45,009
Diluted earnings per share	$	0.55	$	0.48
Diluted average shares outstanding		45,043		45,187
Dividends paid per share	$	0.3825	$	0.2550

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Three months ended September 30,		2012		2011
(In thousands)				
Revenues				
National media				
Advertising	$	132,664	$	124,457
Circulation		75,489		66,589
Other revenues		58,817		67,566
Total national media		266,970		258,612
Local media				
Non-political advertising		62,246		59,277
Political advertising		12,212		583
Other revenues		12,729		9,437
Total local media		87,187		69,297
Total revenues	$	354,157	$	327,909
Operating profit				
National media	$	29,424	$	36,004
Local media		27,644		11,057
Unallocated corporate		(11,763)		(8,840)
Income from operations	$	45,305	$	38,221
Depreciation and amortization				
National media	$	5,390	$	3,361
Local media		6,102		5,989
Unallocated corporate		435		482
Total depreciation and amortization	$	11,927	$	9,832
EBITDA [1]				
National media	$	34,814	$	39,365
Local media		33,746		17,046
Unallocated corporate		(11,328)		(8,358)
Total EBITDA [1]	$	57,232	$	48,053

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	September 30, 2012	June 30, 2012
(In thousands)		
Current assets		
Cash and cash equivalents	$ 27,572	$ 25,820
Accounts receivable, net	222,824	215,526
Inventories	25,067	22,559
Current portion of subscription acquisition costs	80,440	75,446
Current portion of broadcast rights	8,785	3,408
Other current assets	19,095	16,677
Total current assets	383,783	359,436
Property, plant, and equipment	458,854	455,271
Less accumulated depreciation	(267,969)	(260,967)
Net property, plant, and equipment	190,885	194,304
Subscription acquisition costs	84,494	75,368
Broadcast rights	2,859	943
Other assets	67,221	66,858
Intangible assets, net	581,837	586,263
Goodwill	734,627	733,127
Total assets	$ 2,045,706	$ 2,016,299

Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 50,000	$ 105,000
Current portion of long-term broadcast rights payable	12,195	6,752
Accounts payable	50,943	72,911
Accrued expenses and other liabilities	114,180	117,071
Current portion of unearned subscription revenues	184,094	180,852
Total current liabilities	411,412	482,586
Long-term debt	355,000	275,000
Long-term broadcast rights payable	4,959	3,695
Unearned subscription revenues	149,806	141,408
Deferred income taxes	213,762	204,054
Other noncurrent liabilities	110,047	112,111
Total liabilities	1,244,986	1,218,854
Shareholders' equity		
Common stock	36,091	35,791
Class B stock	8,419	8,716
Additional paid-in capital	48,414	53,275
Retained earnings	730,547	722,778
Accumulated other comprehensive loss	(22,751)	(23,115)
Total shareholders' equity	800,720	797,445
Total liabilities and shareholders' equity	$ 2,045,706	$ 2,016,299

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Three months ended September 30,	2012	2011
(In thousands)		
Net cash provided by operating activities	$ 10,573	$ 3,626
Cash flows from investing activities		
Acquisitions of businesses	(3,291)	(30,424)
Additions to property, plant, and equipment	(5,678)	(14,134)
Other	—	(3,543)
Net cash used in investing activities	(8,969)	(48,101)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	35,000	60,000
Repayments of long-term debt	(10,000)	(5,000)
Dividends paid	(17,086)	(11,514)
Purchases of Company stock	(18,305)	(8,966)
Proceeds from common stock issued	10,086	1,182
Excess tax benefits from share-based payments	1,216	—
Other	(763)	—
Net cash provided by financing activities	148	35,702
Net increase (decrease) in cash and cash equivalents	1,752	(8,773)
Cash and cash equivalents at beginning of period	25,820	27,721
Cash and cash equivalents at end of period	$ 27,572	$ 18,948

Meredith Corporation and Subsidiaries **Table 1**
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA
Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.
Segment EBITDA is a measure of segment earnings before depreciation and amortization.
Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

	Three months ended September 30, 2012			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 266,970	$ 87,187	$ —	$ 354,157
Operating profit	$ 29,424	$ 27,644	$ (11,763)	$ 45,305
Depreciation and amortization	5,390	6,102	435	11,927
EBITDA	$ 34,814	$ 33,746	$ (11,328)	57,232
Less:				
Depreciation and amortization				(11,927)
Net interest expense				(3,686)
Income taxes				(16,764)
Net earnings				$ 24,855
Segment EBITDA margin	13.0%	38.7%		

	Three months ended September 30, 2011			
	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 258,612	$ 69,297	$ —	$ 327,909
Operating profit	$ 36,004	$ 11,057	$ (8,840)	$ 38,221
Depreciation and amortization	3,361	5,989	482	9,832
EBITDA	$ 39,365	$ 17,046	$ (8,358)	48,053
Less:				
Depreciation and amortization				(9,832)
Net interest expense				(2,719)
Income taxes				(13,875)
Net earnings				$ 21,627
Segment EBITDA margin	15.2%	24.6%		

Meredith Corporation and Subsidiaries **Table 2**

Supplemental Disclosures Regarding Non-GAAP Financial Measures

Three months ended September 30,	2012	2011	Change
National Media Advertising Revenues			
Excluding recent acquisitions [1]	$ 113,240	$ 124,457	(9)%
Recent acquisitions [1]	19,424	—	
Total	$ 132,664	$ 124,457	7 %
National Media Circulation Revenues			
Excluding recent acquisitions [1]	$ 66,449	$ 66,589	— %
Recent acquisitions [1]	9,040	—	
Total	$ 75,489	$ 66,589	13 %
National Media Digital Advertising Revenues			
Excluding recent acquisitions [1]	$ 10,003	$ 7,766	29 %
Recent acquisitions [1]	6,556	—	
Total	$ 16,559	$ 7,766	113 %
National Media Operating Expenses			
Excluding recent acquisitions [1]	$ 207,921	$ 222,608	(7)%
Recent acquisitions [1]	29,625	—	
Total	$ 237,546	$ 222,608	7 %
Total Company Operating Expenses			
Excluding recent acquisitions [1]	$ 279,227	$ 289,688	(4)%
Recent acquisitions [1]	29,625	—	
Total	$ 308,852	$ 289,688	7 %

[1] *Recent acquisitions represent EveryDay with Rachael Ray, FamilyFun, and Allrecipes.com*